As filed with the Securities and Exchange Commission on July 8, 2005

File No. 70-10110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1/A

AMENDMENT NO. 5 TO

APPLICATION OR DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

(Name of company filing this statement and

address of principal executive office)

None

(Name of top registered holding company

parent of each applicant or declarant)

Larry Salustro

Executive Vice President and General Counsel

Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

A. William Finke, Counsel	Bruce C. Davidson, Esq.
Wisconsin Electric Power Company	Hoyt R. Stastney, Esq.
231 West Michigan Street	Quarles & Brady LLP
P.O. Box 2046	411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53202

Wisconsin Electric Power Company hereby amends and restates its Application on Form U-1 filed on January 10, 2003, Commission File No. 70-10110, as previously amended and restated by Amendment No. 1 thereto filed on December 23, 2004, Amendment No. 2 thereto filed on February 11, 2005, and Amendment No. 3 thereto filed on April 29, 2005, and as amended by Amendment No. 4 thereto filed on May 20, 2005, as follows:

ITEM 1 – DESCRIPTION OF PROPOSED TRANSACTION

A.	Introduction and Request for Commission Action

Pursuant to Section 3(a) of the Public Utility Holding Company Act of 1935, as amended (the “Act”), Wisconsin Electric Power Company (“Wisconsin Electric”) requests an exemption from all of the provisions of the Act, other than Section 9(a)(2) of the Act. Wisconsin Electric seeks an order from the Commission granting it an exemption pursuant to Section 3(a)(1) so that Wisconsin Electric will no longer be required to annually file an exemption statement on Form U-3A-2, pursuant to 17 C.F.R. § 250.2 (“Rule 2”) to maintain its exempt status.

Wisconsin Electric is a Wisconsin corporation, a wholly owned subsidiary of Wisconsin Energy Corporation (“Wisconsin Energy”) and a combined electric utility company and gas utility company. As a result of acquiring interests in two public-utility companies (see HCAR 35-27329 issued December 28, 2000, which was previously filed as Exhibit G-1), Wisconsin Electric itself became a holding company as defined by Section 2(a)(7) of the Act.

Pursuant to Sections 9(a)(2) and 10 of the Act, Wisconsin Electric also requests that the Commission grant any approval that may be required in connection with Wisconsin Electric’s lease and operation of certain electric generation facilities pursuant to lease agreements between Wisconsin Electric and Port Washington Generating Station, LLC (“Project Company”) described herein and incorporated by reference as exhibits to this Application. When its generating and interconnection facilities become operational, Project Company will be an electric utility company under the Act. The generating and interconnection facilities of the Project Company became operational, on a test basis, on June 3, 2005.

For the reasons set forth more fully below, we believe that it would be appropriate for the Commission to grant the relief requested. Wisconsin Energy and W.E. Power, LLC (“W.E. Power”), a Wisconsin limited liability company which is a wholly-owned, direct subsidiary of Wisconsin Energy, have filed a separate application, as amended, for approval of their acquisition and holding of a 100% interest in Project Company (File No. 70-10276), which was granted by order dated May 2, 2005 (HCAR No. 27965), as corrected by order dated June 14, 2005 (HCAR No. 27965A). W.E. Power directly owns a 100% interest in Project Company, which is also a Wisconsin limited liability company.

B.	Description of the Parties

Wisconsin Electric, a Wisconsin corporation, is a wholly-owned, direct, public utility company subsidiary of Wisconsin Energy. Wisconsin Electric owns electric generation and distribution facilities located in Wisconsin and the upper peninsula of Michigan and natural gas distribution facilities located in Wisconsin. Wisconsin Energy, a Wisconsin corporation, is a diversified public utility holding company incorporated under the laws of the State of Wisconsin. Wisconsin Energy is an exempt public utility holding company under Section 3(a)(1) of the Act, see Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1986), as most recently confirmed in Wisconsin Energy Corp., et al., Holding Co. Act Release No. 27965 (May 2, 2005), as corrected in HCAR No. 27965A (June 14, 2005). As a result of acquiring interests in two public-utility companies (see HCAR 35-27329), Wisconsin Electric itself became a holding company as defined by Section 2(a)(7) of the Act. Wisconsin Electric is an exempt holding company under Section 3(a)(1) of the Act and Rule 2 thereunder and, accordingly, is exempt from the Act’s provisions other than Section 9(a)(2).

Wisconsin Electric is subject to regulation by a number of regulatory bodies. It is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) pursuant to FERC’s authority under the Federal Power Act (the “FPA”) to regulate wholesale sales of electric power, accounting and certain other matters. Wisconsin Electric’s hydroelectric facilities are also regulated by FERC. Wisconsin Electric is subject to regulation by the Public Service Commission of Wisconsin (the “PSCW”) with respect to retail electric, gas and steam rates, terms and standards of service, issuances of securities, construction of new facilities, transactions with affiliates, billing practices and various other matters and is also subject to regulation by the Michigan Public Service Commission with respect to retail electric rates and terms and standards of service for retail electric service provided in Michigan. Finally, Wisconsin Electric is subject to regulation by the Nuclear Regulatory Commission with respect to operations and construction at the Point Beach Nuclear Plant located in Two Rivers, Wisconsin.

Nuclear Management Company, LLC (“NMC”), a Wisconsin limited liability company, operates Point Beach. NMC is owned by Wisconsin Energy’s subsidiary WEC Nuclear Corporation, a Wisconsin corporation, and the affiliates of four other unaffiliated investor-owned utilities in the region. NMC operates eight nuclear generating units at six sites in the states of Wisconsin, Minnesota, Michigan and Iowa with a total combined generating capacity of about 4,600 megawatts as of December 31, 2004. Wisconsin Electric continues to own Point Beach and retains exclusive rights to the energy generated by the plant as well as financial responsibility for the safe operation, maintenance and decommissioning of the plant.

Wisconsin Electric is authorized to provide retail electric service in designated territories in Wisconsin and in certain territories in Michigan. Wisconsin Electric generates, distributes, and sells, both at wholesale and retail, electric energy in a territory of approximately 12,000 square miles, with a population estimated at 2,300,000 in southeastern Wisconsin, east central, and northern Wisconsin, and in the upper peninsula of Michigan. As of December 31, 2004, Wisconsin Electric operated approximately 21,900 pole-miles of overhead distribution lines and 20,400 miles of underground distribution cable, as well as approximately 352 distribution substations and 267,700 line transformers. As of December 31, 2004, Wisconsin Electric had approximately 1,081,400 electric customers. For the year ended December 31, 2004, Wisconsin Electric had total electric operating revenues of $2.071 billion and total operating revenues of $2.617 billion. On a consolidated basis, as of December 31, 2004, Wisconsin Electric had total assets of $7.050 billion.

Wisconsin Electric purchases, distributes, and sells natural gas to retail customers and transports customer-owned gas in three distinct service areas of about 3,800 square miles in Wisconsin. The gas service territory has an estimated population of 1,200,000. As of December 31, 2004, Wisconsin Electric served approximately 437,800 gas customers. As of December 31, 2004, Wisconsin Electric’s gas distribution system includes approximately 8,983 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company, Guardian Pipeline, L.L.C. (which is 1/3-owned by Wisconsin Energy), Natural Gas Pipeline Company of America, Northern Natural Pipeline Company, and Great Lakes Transmission Company. Wisconsin Electric has a liquefied natural gas storage plant with a send-out capability of 70,000 dekatherms per day. Wisconsin Electric also has a propane air system for peaking purposes. This propane air system will provide approximately 2,000 dekatherms per day of supply to the system.

Wisconsin Electric operates two district steam systems that supply steam for space heating and process uses. These systems are located in Milwaukee and in Wauwatosa, Wisconsin and are subject to regulation by the PSCW.

Wisconsin Electric owns its principal properties outright except that the major portion of electric utility distribution lines, steam utility distribution mains and gas utility distribution mains and services are located, for the most part, on or in streets and highways and on land owned by others. Substantially all of Wisconsin Electric’s fixed properties and franchises are subject to a first mortgage lien, although there are presently no bonds outstanding secured by such lien.

Effective January 1, 2001, Wisconsin Electric exited the electric transmission business by contributing all of its transmission assets to American Transmission Company LLC in exchange for an equity interest in this new company.

As of December 31, 2004, Wisconsin Electric owned the following generating stations with dependable capabilities during 2004 as indicated.

Name	Fuel	No. of Generating Units	Dependable Capability In Megawatts (a)
			July	December
Steam Plants
Point Beach	Nuclear	2	1,026	1,036
Oak Creek	Coal	4	1,135	1,139
Presque Isle	Coal	9	618	618
Pleasant Prairie	Coal	2	1,224	1,234
Valley	Coal	2	267	227
Edgewater 5 (b)	Coal	1	105	105
Milwaukee County	Coal	3	10	11

Total Steam Plants		23	4,385	4,370
Hydro Plants (13 in number)		33	54	57
Germantown Combustion Turbines	Gas/Oil	5	345	345
Concord Combustion Turbines	Gas/Oil	4	376	376
Paris Combustion Turbines	Gas/Oil	4	400	400
Other Combustion Turbines & Diesel	Gas/Oil	4	38	42

Total System		73	5,598	5,590

(a)	Dependable capability is the net power output under average operating conditions with equipment in an average state of repair as of a given month in a given year. Changing seasonal conditions are responsible for the different capabilities reported for the winter and summer periods in the above table. The values were established by test and may change slightly from year to year.

(b)	Wisconsin Electric has a 25% interest in Edgewater 5 Generating Unit, which is operated by Alliant Energy Corp., an unaffiliated utility.

All of Wisconsin Electric’s generating plants are located in Wisconsin, except the Presque Isle plant and 11 small hydro plants which are located in the upper peninsula of Michigan. Additionally, all of the remainder of Wisconsin Electric’s material properties and distribution lines are substantially located in Wisconsin, except as otherwise indicated herein.

As of December 31, 2004, the combined steam systems supplied by the Valley and Milwaukee County Power Plants consisted of approximately 43 miles of both high pressure and low pressure steam piping, nine miles of walkable tunnels and other pressure regulating equipment.

Wisconsin Electric owns various office buildings and service centers throughout its service area.

The subsidiaries of Wisconsin Electric, including entities in which Wisconsin Electric has a more than 20% equity interest and accounts for its investment under the equity method, consist of the following:

i.	American Transmission Company LLC (“ATC”), a Wisconsin limited liability company. ATC is an electric utility company that was formed to own all electric transmission facilities in Wisconsin, as well as certain very limited transmission facilities located in northern Illinois and the upper peninsula of Michigan. (See HCAR 35-27329.) As of December 31, 2004, ATC owned a total of 8,776 miles of transmission lines, 6,882 miles of which are located in Wisconsin, 1,884 miles of which are located in the upper peninsula of Michigan and 10 miles of which are located in Illinois. A small number of miles of transmission lines are also under construction in Minnesota. As of December 31, 2004, Wisconsin Electric held a 33.2% ownership interest in ATC. Additionally, as of December 31, 2004, Edison Sault Electric Company, another wholly owned subsidiary of Wisconsin Energy, held a 4.6% ownership interest in ATC.

ii.	ATC Management Inc. (“ATC Management”), a Wisconsin corporation. As of December 31, 2004, ATC Management has a nominal membership interest (a one/one millionth share) in and is the manager of American Transmission Company LLC. As of December 31, 2004, Wisconsin Electric held a 37.8% ownership interest in ATC Management.

ATC Management’s operating revenues are included in the operating revenues for ATC.

iii.	Bostco LLC (“Bostco”), a Wisconsin limited liability company. Bostco is a company that was formed for the purpose of acquiring, owning, renovating and leasing space in a building located in Milwaukee, Wisconsin. Wisconsin Electric currently holds a 100% ownership interest in Bostco. Bostco is not a public-utility company under the Act. All of the gross and net revenues for Bostco are generated in Wisconsin.

Bostco is included in Wisconsin Electric’s consolidated financial statements. Wisconsin Electric’s interests in ATC and ATC Management are accounted for by the equity method in the consolidated financial statements, so their revenues are not included in Wisconsin Electric’s consolidated revenues. The amounts included in Wisconsin Electric’s consolidated income statements for equity in earnings of ATC and ATC Management, as unconsolidated affiliates, for the years ended December 31, 2004, 2003 and 2002 are $26.4 million, $22.8 million and $20.4 million, respectively.

The following tables show, for each of the last three fiscal years: (a) Wisconsin Electric’s (“WE”) consolidated gross and net operating revenues generated from operations in Wisconsin and those from operations in other states; (b) ATC’s operating revenues generated from operations in Wisconsin and those from operations in other states; and (c) the result of combining the revenues reported in (a) and (b).

Gross Operating Revenue (Millions of dollars)

Year Ended December 31,	Entity	Total	Wisconsin	Out-of- State(1)	% of Total in Wisconsin	% of Total Out-of- State
2004	WE	$2,616.5	$2,461.1	$155.4	94.06%	5.94%
	ATC	262.6	237.4	25.2	90.40%	9.60%

	Combined	$2,879.1	$2,698.5	$180.6	93.73%	6.27%

2003	WE	$2,521.9	$2,378.5	$143.4	94.31%	5.69%
	ATC	225.6	200.6	25.0	88.92%	11.08%

	Combined	$2,747.5	$2,579.1	$168.4	93.87%	6.13%

2002	WE	$2,295.9	$2,169.4	$126.5	94.49%	5.51%
	ATC	205.3	191.2	14.1	93.13%	6.87%

	Combined	$2,501.2	$2,360.6	$140.6	94.38%	5.62%

Net Operating Revenue(2) (Millions of dollars)

Year Ended December 31,	Entity	Total	Wisconsin	Out-of- State(1)	% of Total in Wisconsin	% of Total Out-of- State
2004	WE	$1,654.2	$1,554.4	$99.8	93.97%	6.03%
	ATC	262.6	237.4	25.2	90.40%	9.60%

	Combined	$1,916.8	$1,791.8	$125.0	93.48%	6.52%

2003	WE	$1,604.1	$1,512.2	$91.9	94.27%	5.73%
	ATC	225.6	200.6	25.0	88.92%	11.08%

	Combined	$1,829.7	$1,712.8	$116.9	93.61%	6.39%

2002	WE	$1,561.2	$1,478.4	$82.8	94.70%	5.30%
	ATC	205.3	191.2	14.1	93.13%	6.87%

	Combined	$1,766.5	$1,669.6	$96.9	94.51%	5.49%

(1)	Out-of-State includes off system sales of excess gas capacity.
(2)	Net operating revenue for Wisconsin Electric is derived by reducing gross operating revenue by the sum of fuel, purchased power and purchased gas costs.

For the year ended December 31, 2004, Wisconsin Electric’s total operating revenues from sales of electric energy (at retail or wholesale) were $2,070.8 million and from distribution of natural or manufactured gas at retail were $523.8 million. ATC and ATC Management, its corporate manager, both of which are unconsolidated, minority-owned, direct subsidiaries of Wisconsin Electric, own and operate electric transmission lines and provide transmission service, but do not sell electric energy or distribute natural or manufactured gas.

For the year ended December 31, 2004, Wisconsin Electric’s total operating revenues from sales of electric energy at retail outside the State of Wisconsin were $134.3 million. Wisconsin Electric distributed no natural or manufactured gas at retail outside the State of Wisconsin.

For the year ended December 31, 2004, Wisconsin Electric’s total operating revenues from sales of electric energy at wholesale outside the State of Wisconsin, or at the state line, were $38.3 million and it received $0.8 million from sales of natural or manufactured gas at wholesale outside the State of Wisconsin, or at the state line, including off-system sales of excess capacity.

Additional information regarding Wisconsin Electric is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 001-01245).

C.	Proposed Transaction; Requested Authority

In 2001, Wisconsin Energy, Wisconsin Electric’s parent holding company, commenced the regulatory review process for a proposed ten-year strategy to improve the supply and reliability of electricity in Wisconsin. Wisconsin Energy’s “Power the Future” strategy is intended to meet the growing demand for electricity and ensure a diverse fuel mix while keeping electricity prices reasonable. As part of the Power the Future strategy, Wisconsin Energy planned to: (1) invest approximately $2.5 billion in 2,320 megawatts of new natural gas-based and coal-based generating capacity at existing sites; (2) upgrade Wisconsin Electric’s existing electric generating facilities; and (3) upgrade Wisconsin Electric’s existing electric distribution system.

W.E. Power, LLC (“W.E. Power”), a Wisconsin limited liability company that is a wholly-owned, direct subsidiary of Wisconsin Energy, was formed in 2001 to design, construct, own, finance, and lease to Wisconsin Electric the new generating capacity in the State of Wisconsin proposed as part of Wisconsin Energy’s Power the Future plan, including the generating facilities and generator interconnection equipment discussed below. W.E. Power does not and will not own any such facilities directly.

Port Washington Generating Station, LLC (“Project Company”), a Wisconsin limited liability company which is a wholly-owned subsidiary of W.E. Power, was formed specifically to develop, construct, and own a 100% interest in two 545 megawatt gas fired, combined cycle generating units located at Wisconsin Electric’s existing Port Washington, Wisconsin power plant site (the “Port Washington Units”). In addition, Project Company will develop, construct, and own a 100% interest in certain generator interconnection equipment necessary to interconnect the Port Washington Units with the ATC transmission grid.

As discussed in the Application on Form U-1 of Wisconsin Energy and W.E. Power filed on December 27, 2004 (File No. 70-10276), as amended, Project Company will develop and construct the Port Washington Units and the associated generator interconnection equipment necessary to interconnect the units with the ATC transmission grid. Upon completion of construction and the satisfaction of certain conditions precedent, including the successful testing of the units, Project Company will lease the Port Washington Units to Wisconsin Electric pursuant to the terms of 25-year facility leases, one for each unit (the “Facility Leases”), and certain other related contractual arrangements (the “Port Washington Transaction”). (The other contracts are: (1) Ground Lease and Easement Agreements, (2) Ground Sublease Agreements, (3) an Asset Purchase and Sale Agreement, and (4) a Right of First Refusal Agreement.)

The Port Washington Transaction is to be implemented using a “leased generation” structure specifically authorized under Wisconsin’s “Leased Generation Law.” See 2001 Wis. Legis. Serv. 16,

§ 3008mc (West) (codified as Wis. Stat. § 196.52(9) (2002)). This law establishes a new regulatory framework under which non-utility affiliates may develop, construct, and own large-scale dedicated generating facilities within the State of Wisconsin and lease those facilities to their regulated, franchised public utility affiliates. The legislative intent behind the Leased Generation Law is to “provide an incentive for utility holding companies to continue to provide generation services for the affiliate utility’s native load customers.” See Approval of Affiliated Interest Transactions Between W.E. Power; Wisconsin Elec. Power Co.; and Wisconsin Energy Corp., PSCW Docket Nos. 05-AE-109, 05-CE-117, 137-CE-104, and 6650-CG-211 (December 20, 2002) (the “PSCW Order”). To that end, the statute specifically permits a public utility company to acquire generating resources by leasing them from an affiliate as an alternative to the public utility company constructing the generating facilities itself. In other words, the Leased Generation Law allows a public utility company to build generation indirectly through an affiliate. The Leased Generation Law is limited to leases between a public utility company and an affiliated entity; it does not apply to leases between a public utility company and third parties.

The Project Company has entered into two Facility Leases with Wisconsin Electric pursuant to which the Project Company will construct the Port Washington Units and, upon commencement of commercial operation and satisfaction of certain other conditions, will lease them to Wisconsin Electric. The site on which the Units will be built is owned by Wisconsin Electric and is leased to the Project Company pursuant to the Ground Leases. Coincident with the commencement of the terms of the Facility Leases, the Project Company will sublease back to Wisconsin Electric the real property on which the Units have been constructed pursuant to the Ground Sublease Agreements.

Wisconsin Electric will recover lease payments in rates. Also recovered in rates are management costs, demolition costs and community impact mitigation costs. Lease payments will cover carrying costs during construction and plant costs plus an allowed return on equity during operation. The lease payments will be further adjusted to incorporate capital improvements the Project Company is obligated to fund under most circumstances.

Wisconsin Electric will make fixed payments over the terms of the respective Facility Leases beginning when each Unit becomes operational. Each Facility Lease will be treated as an operating lease under regulatory accounting and as a capital lease under GAAP. Each Facility Lease is a “net lease” under which Wisconsin Electric’s obligations to make rent payments is absolute and unconditional.

As noted, once the lease provisions become effective, Wisconsin Electric will make fixed monthly lease payments to Project Company for the terms of the Facility Leases. In return, Wisconsin Electric will have the right to possess and operate the Port Washington Units. The Port Washington Units will be integrated with, and operated as part of, Wisconsin Electric’s existing regulated generation fleet. Wisconsin Electric will be responsible for all operations, maintenance, and fuel costs for the Port Washington Units.

Neither Project Company nor its immediate parent, W.E. Power, will operate or control the Port Washington Units or associated generator interconnection equipment. At the end of the terms of the Facility Leases, Wisconsin Electric may, at its option, renew each Facility Lease for a renewal term determined under the terms of the Facility Lease, buy each Port Washington Unit outright from Project Company, or return the units to Project Company in good condition.

Sales of the electricity from the new generation are expected to be made to retail customers in Wisconsin and at wholesale.

When the Port Washington Units become operational, Project Company will be a public utility company under the Act and Wisconsin Electric will operate the generation facilities leased from the

Project Company. Wisconsin Electric therefore requests Commission approval pursuant to Sections 9(a)(2) and 10 of the Act to acquire and hold its leasehold interests with respect to and operate the leased facilities as contemplated by the Facility Leases and related leased generation contracts. Wisconsin Electric also requests a Commission order that, notwithstanding the Port Washington Transaction, it will continue to be an exempt public utility holding company under Section 3(a)(1) of the Act.

ITEM 2 – FEES, COMMISSIONS AND EXPENSES

The fees, commissions, and expenses that shall be paid or incurred, directly or indirectly, in connection with the filing of this Application are estimated as follows:

Legal fees and expenses	$20,000
Miscellaneous (including printer fees)	2,000

Total	$22,000

ITEM 3 – APPLICABLE STATUTORY PROVISIONS

Sections 9(a)(2) and 10

Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10 of the Act, “for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.” As noted above, once the Port Washington Units and the generator interconnection equipment become operational, Project Company will be a public utility company under the Act and Wisconsin Electric will operate the generation facilities leased from the Project Company. The Commission staff has indicated that the interests granted by Project Company to Wisconsin Electric under the Facility Leases and related leased generation contracts in the Port Washington Transaction may be deemed to be “securities” of Project Company for purposes of Section 9(a)(2). Accordingly, Wisconsin Electric requests Commission approval under Sections 9(a)(2) and 10 of the Act to acquire and hold its leasehold interests with respect to and operate the leased facilities as contemplated by the Facility Leases and related leased generation contracts. Wisconsin Electric respectfully submits that the acquisition of its interests in the Port Washington Transaction meet the requirements of Sections 9(a)(2) and 10.

Section 10(b)(1) of the Act provides that “[i]f the requirements of subsection (f) are satisfied, the Commission shall approve the acquisition unless the Commission finds that—(1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.” The goal of this section is to avoid “an excess of concentration and bigness” while preserving the “opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations” afforded by certain combinations. See American Electric Power, Inc., 46 SEC 1299, 1309 (1978). Wisconsin Electric’s acquisition of leasehold interests and the associated Port Washington Transaction are purely intra-corporate in nature and have no effect on the concentration of control of public utility companies. Project Company will be a passive owner of the utility assets involved in the Port Washington Transaction and Wisconsin Electric will lease and operate them under a corporate structure promoted by the Wisconsin state legislature. Further, the Port Washington Transaction is in the public interest because it promotes the goal of the Leased Generation Law, which is to encourage development of additional generating facilities for the benefit of Wisconsin energy customers.

Section 10(b)(2) of the Act provides that a transaction should be approved unless the price paid “is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.” The price paid by W.E. Power to acquire Project Company will be the cost of constructing the Port Washington Units and the associated interconnection facilities and the rent paid by Wisconsin Electric to lease these facilities will be based on a fixed cost of construction and a capital structure, cost of debt and return on equity deemed reasonable by the PSCW. As such, the price paid is fair and reasonable.

Section 10(b)(3) of the Act provides that a transaction should be approved unless the Commission finds that “such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.” The legislative purpose behind such a requirement is to ensure the financial soundness of the holding company system. In the instant case, the ownership structure is necessary to effectuate the objectives of the Leased Generation Law. Such a structure, authorized under state law, does not “unduly complicate” the capital structure of Wisconsin Energy’s holding company system. Moreover, the Port Washington Transaction is clearly in the public interest because it increases the supply of power available to Wisconsin’s energy consumers and does so in a way authorized and encouraged by state legislation.

Section 10(c)(1) of the Act provides that the Commission not approve a transaction that is “unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11.” Section 8, by its terms, applies only to registered holding companies and prohibits such companies from combining electric and gas utilities in a manner that violates state law. Section 8 is inapplicable because neither Wisconsin Energy nor W.E. Power nor Wisconsin Electric will be registered holding companies, and further, the acquisition of Project Company by Wisconsin Energy and W.E. Power, the acquisition of leasehold interests by Wisconsin Electric, and the Port Washington Transaction involve only electric utilities.

Section 11 of the Act is concerned with the simplification of holding company systems. Specifically, Section 11(b)(2) provides that each registered holding company shall take the necessary steps to ensure that the “corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure. . . of such holding-company system.” Under the standard articulated in Section 11(b)(2), the corporate structure after the transaction for which approval is sought is not “unduly complicated,” and such a finding therefore is warranted in this case. After the acquisition of Project Company, there are still only two levels of holding companies in Wisconsin Energy’s holding company system, with Wisconsin Energy being the top holding company, and Wisconsin Electric and W.E. Power being holding companies at the first tier subsidiary level.

Section 10(c)(2) of the Act provides that any acquisition may not be approved unless the Commission finds that the acquisition “will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.” Section 2(a)(29)(A) of the Act defines an “integrated public-utility system” as applied to electric utility companies as:

[A] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets . . . are physically interconnected . . . and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair .. . . the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

The Port Washington Units will be interconnected to the current ATC transmission grid. They will be leased to and operated by Wisconsin Electric exclusively within the State of Wisconsin to serve its utility customers. This proposal is the functional equivalent of direct development and ownership of the Port Washington Units by Wisconsin Electric, which would not require Commission approval and which would tend towards the economical and efficient development of an integrated public utility system by increasing generation resources within such a system. The Port Washington Transaction differs from this approach only in that it utilizes an ownership structure for the utility assets in question that the Wisconsin legislature has determined promotes the public interest by encouraging the development of needed generating facilities. However, that difference simply constitutes further evidence that the Port Washington Transaction satisfies the requirements of Section 10(c)(2).

Section 10(f) of the Act provides that the Commission shall not approve an acquisition unless it appears that all state laws are satisfied. The acquisition of Project Company complies with all applicable laws. Further, as noted above, the Port Washington Transaction is authorized under Wisconsin’s Leased Generation Law and has been approved by the PSCW. See PSCW Order at 49.

Section 3(a)(1)

Section 2(a)(7) of the Act defines a holding company as a company that, among other things, directly, or indirectly, owns, controls or holds with power to vote, 10% or more of the outstanding voting securities of a public-utility company.

Section 5 of the Act generally requires any holding company, or any person proposing to become a holding company, to file a notification of registration with the Commission. Within 90 days after becoming a registered holding company by filing the notification with the Commission, the holding company is required to file a Form U-5B registration statement with the Commission. Other provisions of the Act require a holding company to file certain information and comply with certain other requirements, unless the holding company is exempt from the requirements of the Act.

The introductory language to Section 3(a) of the Act provides generally that the Commission, by rules and regulations upon its own motion, or by order upon application, shall exempt in certain circumstances any holding company, and every subsidiary company thereof as such, from any provision or provisions of the Act, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers. Section 3(a)(1) of the Act provides an exemption if:

such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Pursuant to the introductory language of Section 3(a) of the Act, a holding company can avail itself of the exemption provided in Section 3(a)(1) of the Act either by complying with a Commission rule, or by applying to the Commission for an order, exempting the holding company from the provisions of the Act. The Commission has instituted Rule 2 under the Act to exempt a holding company, and any of its subsidiaries, from the provisions of the Act and rules thereunder, except Section 9(a)(2) of the Act, if the holding company satisfies the conditions of Section 3(a)(1) and files an exemption statement on Form U-3A-2 on or before March 1 of each year. Section 3(c) of the Act provides that the Commission shall enter an order granting or denying an application for exemption submitted pursuant to Section 3(a) of the Act within a reasonable time after the Commission receives an application requesting an exemption from the provisions of the Act.

Wisconsin Electric is a holding company under the Act by virtue of its greater than 10% ownership interest in two public-utility company subsidiaries, ATC and ATC Management. When the Port Washington Units become operational, Project Company will be a public-utility company under the Act and Wisconsin Electric will operate the generation facilities leased from the Project Company. Unless an exemption is available, Wisconsin Electric will be required to register under Section 5 of the Act. Additionally, unless otherwise exempt, Wisconsin Electric will be required to comply with other requirements because it will be registered pursuant to Section 5 of the Act.

Wisconsin Electric believes, and has been filing as though, it is exempt from the Section 5 registration requirements and other provisions of the Act pursuant to Section 3(a)(1) because its operations, and those of its public-utility subsidiaries, are primarily intrastate in character. To qualify for exemption under Section 3(a)(1), Wisconsin Electric and each of its public-utility subsidiaries from which it derives a material part of its income must be predominantly intrastate in character and carry on their business substantially in the state in which they are all organized. The requirements of Section 3(a)(1) are satisfied for the following reasons:

1.	The holding company, Wisconsin Electric, and both of its present public-utility subsidiaries — ATC and ATC Management – are all organized in the State of Wisconsin.

2.	In Wisconsin Energy Corporation, et. al., HCAR 35-27329, the Commission granted a Section 3(a)(1) exemption to Wisconsin Energy and to another direct subsidiary of Wisconsin Energy, WICOR, Inc., finding “that the standards of Section 3(a)(1) are satisfied.” In other words, the Commission found, inter alia, that all of the public-utility subsidiaries of Wisconsin Energy and WICOR from which Wisconsin Energy and WICOR derive directly or indirectly any material part of their income are predominantly intrastate in character and carry on their business substantially in Wisconsin. Among these public-utility subsidiaries were Wisconsin Electric, ATC and ATC Management. No change in circumstances has occurred since the issuance of HCAR 35-27329 that would warrant a different determination, and Wisconsin Energy’s Section 3(a)(1) exemption was recently affirmed by order in HCAR 35-27965A.

3.	As noted above, sales of the electricity from the new generation are expected to be made to retail customers in Wisconsin and at wholesale. All of the Project Company’s utility assets to be leased by Wisconsin Electric in the Port Washington Transaction are located in Wisconsin. Because the Project Company is organized in Wisconsin, and will operate exclusively in Wisconsin and derive all of its revenues from intrastate transactions, the Port Washington Transaction is entirely consistent with, and even reinforces, Wisconsin Electric’s current exempt status under Section 3(a)(1) of the Act.

4.	Consequently, Wisconsin Electric and its public-utility subsidiaries continue to be predominantly intrastate in character and they carry on their business substantially in Wisconsin, the state in which they are organized.

Pursuant to the requirements of Section 3 of the Act and Rule 2, Wisconsin Electric has been annually filing with the Commission statements of exemption on Form U-3A-2, since its acquisition of ownership interests in ATC Management and ATC. However, pursuant to the introductory language of

Section 3(a) of the Act, Wisconsin Electric now seeks an order from the Commission that it is exempt pursuant to Section 3(a)(1), so that it no longer will be required to file an annual exemption statement pursuant to Rule 2 to remain exempt from the Section 5 registration requirements and the other requirements of the Act, other than Section 9(a)(2) with respect to certain acquisitions of securities of a public-utility company.

ITEM 4 – REGULATORY APPROVAL

FERC has jurisdiction over the transaction for which approval is being sought in this Application. On August 4, 2003, Wisconsin Energy and W.E. Power filed an application for the disposition of jurisdictional facilities under Section 203 of the FPA. The application sought, among other things, permission for the transfer by means of the leases described above from Project Company to Wisconsin Electric of the generating assets and certain interconnection facilities associated with the Port Washington Transaction. On October 1, 2003, FERC granted the application. See Wisconsin Energy Corp, 105 FERC ¶ 62,002 (2003) (Exh. D-2).

The PSCW also has jurisdiction over the transaction for which approval is being sought in this Application. As noted above, the Port Washington Transaction is permitted under Wisconsin’s Leased Generation Law. The statute provides the PSCW with express prior approval authority over the rates, terms, and conditions of any contract for leased generation. On December 20, 2002, the PSCW approved the Port Washington Transaction. See PSCW Order at 49.

No other governmental agency, other than the Commission, has jurisdiction over the transaction.

ITEM 5 – PROCEDURE

Wisconsin Electric requests that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date by which comments may be entered and a date not later than May 9, 2005, as a date after which an order of the Commission granting this Application may be entered by the Commission.

Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission’s decision, and (iv) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6 – EXHIBITS AND FINANCIAL STATEMENTS

A.	Exhibits

	A-1	Articles of Organization of Port Washington Generating Station, LLC.†

	A-2	Limited Liability Company Operating Agreement of Port Washington Generating Station, LLC.†

	B-1	Port Washington I Facility Lease Agreement between Port Washington Generating Station, LLC, as Lessor, and Wisconsin Electric Power Company, as Lessee, dated as of May 28, 2003 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Wisconsin Electric for the fiscal quarterly period ended June 30, 2003) (File No. 001-01245).

	B-2	Port Washington II Facility Lease Agreement between Port Washington Generating Station, LLC, as Lessor, and Wisconsin Electric Power Company, as Lessee, dated as of May 28, 2003 (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Wisconsin Electric for the fiscal quarterly period ended June 30, 2003) (File No. 001-01245).

	B-3	Port Washington Asset Purchase and Sale Agreement between Port Washington Generating Station, LLC and Wisconsin Electric Power Company, dated May 28, 2003.†

	D-1	The Public Service Commission of Wisconsin’s December 20, 2002 order approving the Port Washington Transaction.†

	D-2	The Federal Energy Regulatory Commission’s October 1, 2003 order approving Wisconsin Energy, et al.’s Section 203 Application.†

	F-1	Opinion of Counsel.**

	F-2	Past Tense Opinion of Counsel*

	G-1	HCAR 35-27329, issued December 28, 2000.**

	H-1	Proposed Form of Notice.**

	I-1	Amendment No. 2 to Form U-3A-2 filed by Wisconsin Electric Power Company on December 23, 2004 (which amended and restated Wisconsin Electric’s Form U-3A-2 filed on February 26, 2004, as amended by Amendment No. 1 filed on May 17, 2004).**

†	Incorporated by reference to the exhibit bearing the same designation filed with the Application on Form U-1, as amended, of Wisconsin Energy and W.E. Power originally filed on December 27, 2004 (File No. 70-10276).

*	To be filed by amendment or with Rule 24 Certificate.

**	Previously filed.

B.	Financial Statements

1.1	Consolidated Balance Sheet and Income Statement of Wisconsin Electric, as of and for the year ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Electric for the fiscal year ended December 31, 2004) (File No. 001-01245).

ITEM 7 – INFORMATION AS TO ENVIRONMENTAL EFFECTS

(a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or, to Wisconsin Electric’s knowledge, is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 8, 2005

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ Larry Salustro
Larry Salustro, Executive Vice President and General Counsel